Filed pursuant to Rule 253(g)(2)

File No.: 024-11927

SUPPLEMENT DATED JULY 20, 2023

TO OFFERING CIRCULAR DATED MARCH 14, 2023

OHANAE, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 14, 2023, of Ohanae, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated March 14, 2023, is available HERE.

The purpose of this supplement is to announce that the Company no longer maintains bank accounts at Signature Bank and that it will no longer be using Signet to back its Ohanae Coin. Instead, Ohanae Coin will be backed by the U.S. dollar.

As a result, the Company amends the following sections of its Offering Circular:

RISK FACTORS, page 7

The risk factors titled “We face risks resulting from using Signet as the underlying asset for our Ohanae Coin”, “Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity”, and “There is no guarantee that regulators will agree that Ohanae Coin and/or Signet are not securities” are amended and restated, respectively, as follows:

We face risks related to our strategy to maintain multiple bank accounts to hold customer funds underlying Ohanae Coin.

Ohanae has created an internal digital currency (the “Ohanae Coin”) that is used as a common currency and sole means of payment for all transactions consummated on the Ohanae Platform. The Ohanae Coin is structured as a cryptocurrency backed on a one-to-one basis by U.S. dollars.

Because our Ohanae Coin is backed on a one-to-one basis by U.S. dollars, we must always have at least an equivalent amount of U.S. dollars bank deposit accounts as the number of Ohanae Coin issued. We currently maintain our cash and cash equivalent balances in deposit accounts at Silicon Valley Bank, a division of First Citizen Bank (“SVB”). If for any reason – for example, through a cybersecurity breach, system error, user error, or lawful seizure of assets – the funds in our deposit accounts are reduced so that the dollar amounts maintained falls below the number of issued Ohanae Coin, those Ohanae Coin would cease to be backed by U.S. dollars, and would become worthless. Investors should be aware of the risks applicable to the Ohanae Coin that investors must purchase in order to purchase the Class B Common Stock (represented by Ohanae Equity Tokens) in this offering.

We intend to establish deposit accounts at multiple banks where we intend to deposit no more than $250,000 to ensure that the funds in those accounts are insured up to that amount by the Federal Deposit Insurance Corporation (“FDIC”). We are also in the process of establishing a “for benefit of” (“FBO”) account with a bank in which we will act as trustee for clients’ funds, which will enable us to maintain a single account under which each client’s funds on deposit are insured by the FDIC up to $250,000. Banks require accountholders to comply with terms of use that are customary among U.S. banks in order to maintain an accounts at such banks. If we knowingly or unknowingly fail to comply with these terms, we may lose access to funds – in which case, we would need to find different banks offering similar services.

Additionally, amounts on deposit are subject to credit risks. While an investor that purchases Ohanae Coin will have their funds deposited in a FBO account for their benefit that is insured up to $250,000 by the FDIC, any amounts held for their benefit over $250,000 will not be insured – and are therefore subject to the credit risk of the bank at which we maintain an account. Finally, like investors, the Company’s own deposits at any bank will only be FDIC insured up to $250,000. The Company will likely have more than $250,000 in deposits at some banks, and therefore will be subject to the credit risk of such banks. Investors should be aware of these potential credit risks before investing in our Company.

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Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. In March 2023, First Citizens BancShares, or Citizens Bank, acquired SVB, and New York Community Bancorp, Inc. acquired Signature Bank through its subsidiary Flagstar Bank, N.A., or Flagstar. The Company previously had funds on deposit at both SVB and Signature Bank. However, as of the date of this supplement we have all of our cash and cash equivalent balances on deposit with SVB.

Although we were able to access our cash within one business day following the date of closures of each of SVB and Signature Bank, uncertainty and liquidity concerns in the broader financial services industry remain. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. The U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.

Our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired if the financial institutions with which we have arrangements directly face liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.

There is no guarantee that regulators will agree that Ohanae Coin are not securities.

Our conclusion that Ohanae Coin are not securities is based on our own interpretations of existing laws and regulations in the United States. It is possible, however, that the SEC or another regulator could disagree with our position regarding whether Ohanae Coin is a security. Any conclusions we make as to whether or not any particular digital asset is a digital asset security is a risk-based judgement that is not binding on any regulatory body whatsoever. There is no guarantee that the SEC or other regulatory bodies agree, or will continue to agree, with our stance that Ohanae Coin are not securities. If Ohanae Coin are deemed to be securities, we may be subject to regulatory enforcement under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for us, as issuance by us of Ohanae Coin would have to be registered under the Securities Act, or conducted in accordance with an exemption from registration under the Securities Act. We may face regulatory repercussions for past issuances of Ohanae Coin, including, but not limited to, potentially having to make a rescission offer to holders of Ohanae Coin.

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“Plan of Distribution and Selling Stockholders” on page 24 is amended and restated in its entirety.

PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS

Plan of Distribution

Ohanae is seeking to raise up to $30,000,000 in total through the sale of up to 6,000,000 shares of Class B Common Stock in this offering on a “best efforts” basis. Under Regulation A, the Company may only offer $75 million in securities during a rolling 12-month period. From time to time, we may seek to qualify additional shares.

Ohanae’s shares of Class B Common Stock are represented by “Ohanae Equity Tokens” – digital representations of our Class B Common Stock on the Ohanae Blockchain. As such, investors in this offering will receive one (1) Ohanae Equity Token for each one (1) share of Class B Common Stock purchased. As of the date of this offering circular, the Company has minted 6,000,000 Ohanae Equity Tokens, all of which are available for issuance.

Additionally, the Company will only accept payment for the Company’s Class B Common Stock in this offering using the Company’s internal digital currency, Ohanae Coin. The Ohanae Coin is structured as a cryptocurrency backed on a one-to-one basis by U.S. dollars.

The minimum investment in this offering is $500 (500 Ohanae Coin), or 100 shares of the Class B Common Stock.

The Company’s offering circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on www.ohanae.com on a landing page that relates to this offering, vdr.ohanae.com/projects/ohanae. Online marketing may take the form of contacting potential investors through electronic media and posting our offering circular on the Ohanae Platform.

The Offering will terminate at the earlier of the date at which the maximum offering amount has been sold and the date at which this offering is earlier terminated by the Company, in its sole discretion.

When subscribers purchase our Ohanae Equity Tokens with Ohanae Coins, the transactions will settle instantly in real-time, with Ohanae Coin being received by the Company, and Ohanae Equity Tokens being issued to the subscriber (each, a “closing”). As such, the Company will undertake one or more closings on an ongoing basis. After each closing, Ohanae Coin tendered by investors will be available to the Company, and upon acceptance, will be deposited directly into the Company’s digital wallet set up to receive Ohanae Coin from investors in this offering. Ohanae Coin placed in the Company’s wallet may only be accepted by the Company in accordance with the subscription agreement between the Company and each subscriber. The Company may return any Ohanae Coins it receives if it decides that it will not accept an investor’s subscription for shares of Ohanae Equity Tokens. Additionally, the Company may reduce the size of a subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to issue securities in excess of $30,000,000. At the discretion of the Company, the Company can convert Ohanae Coins into fiat, to the Company’s operating bank account at SVB.

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The Company has engaged Dalmore Group, LLC (“Dalmore”), a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services:

•	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a customer;
•	Review each investor’s subscription agreement to confirm such investor’s participation in this offering, and provide a determination to the Company whether or not to accept the use of the subscription agreement for the investor’s participation;
•	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;
•	Not provide any investment advice nor any investment recommendations to any investor;
•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g., as needed for AML and background checks); and
•	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the Company has agreed to pay Dalmore a $5,000 one-time advance expense allowance to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore in connection with this offering, such as, among other things, preparing the FINRA filing in connection with this offering. Dalmore will refund any amount related to this expense allowance to the extent it is not used, incurred, or provided to the Company. The Company has also agreed to pay Dalmore a one-time consulting fee of $20,000 to provide ongoing general consulting services relating to this offering such as coordination with third party vendors and general guidance with respect to this offering, which will be due and payable within 30 days after this offering is qualified by the SEC and the receipt of a No Objection Letter from FINRA. In addition, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in this offering to support this offering once the SEC has qualified this offering Statement and this offering commences. Assuming a fully-subscribed offering for the Units and all Warrants are exercised, the Company estimates that the total amount payable to Dalmore, including the one-time advance expense allowance fee of $5,000 and consulting fee of $20,000, would be $325,000.

Process of Subscribing

In order to subscribe for our Class B Common Stock in this offering, investors must:

1.	Go to www.ohanae.com, click INVEST, and you will be redirected to the Virtual Data Room (VDR) for our offering, where you can view information on our Company.
2.	Click “SIGN UP TO INVEST”, and you will be redirected to Ohanae Platform.
3.	Click “Sign In”.
4.	If you do not have an Ohanae® ID

a.	Download the Ohanae App (1)
b.	Sign Up to create an Ohanae® ID.
c.	Once Ohanae® ID is created, you will be guided via email to verify your identity.
d.	Once you are “KYC and AML Verified”, you will be guided via email to “Add Funds” to your account via wire transfer, debit, or credit card. (2)
e.	Funds deposited will be converted into Ohanae Coin (OUSD) automatically.

5.	If you have a verified Ohanae® ID, scan QR code to login, execute the Subscription Agreement, and invest using Ohanae Coin.
6.	You will receive Ohanae Equity Tokens instantly viewable from your dashboard.

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(1) The Ohanae App is an app (available for download on Google Play, Windows Store, and the App Store) designed to facilitate secure login to the Ohanae Platform through a blockchain powered secure authentication mechanism without the need for username and password. The Ohanae App enables private key protection (at-rest and in-motion), self-sovereign identity, password management, and secure file sharing, while permitting a familiar access from any device. Users must use the Ohanae App to log in to their accounts on the Ohanae Platform.

(2) Purchases of Ohanae Coin via credit card will be processed by PayPal. The Company estimates that processing fees for credit card subscriptions will be approximately 3.49% + $0.49 of total funds invested per transaction. The Company does not intend to pay these fees on behalf of investors in this offering.

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You will be required to complete a subscription agreement using a digital signature in order to invest. Investors in our Class B Common Stock (represented by the Ohanae Equity Tokens) can only complete the subscription agreement on the Ohanae Platform.

The subscription agreement must be delivered to us and payment for the subscribed amount must be delivered in accordance with the instructions stated in the subscription agreement. Investors must purchase our Class B Common Stock with Ohanae Coin, which can be purchased via credit card or wire transfer.

The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

No Escrow

We have not engaged an escrow agent to hold investors’ funds in this offering. The Company will directly receive all investments in this offering.

Transfer Agent

We have not engaged a third-party transfer agent. As a SEC registered transfer agent, we will maintain our own stockholder records for investors in this offering.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Selling Stockholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

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“The Company’s Business” on page 28 is amended and restated in its entirety.

THE COMPANY’S BUSINESS

Overview

Ohanae, Inc. is a Delaware corporation incorporated in December 2019 for the purpose of developing and commercializing a digital financial technology infrastructure (the “Ohanae Platform”) that is intended to serve as an offering platform for offerings of digital representations of equity in tokenized form (“Equity Tokens”) under Regulation A and Regulation D, including providing an alternative trading system (“ATS”) for secondary trading, and cap table management services and transfer agent services to issuers on the Ohanae Platform. Additionally, the Company, through its wholly-owned subsidiary, Ohanae Securities, LLC, intends to offer broker-dealer services to offerings hosted on the Ohanae Platform, taking an active role in the promotion and sale of offerings on the Ohanae Platform. The Company (through Ohanae Securities, LLC) intends to operate under the circumstances set forth in the SEC’s policy statement entitled “Custody of digital asset securities by Special Purpose Broker-Dealers” (Release No. 34-90788), effective April 27, 2021 (the “Policy Statement”) and function as a special purpose broker-dealer, performing the full set of broker-dealer functions with respect to digital asset securities, including providing settlement and custody services exclusively for digital asset securities. Ohanae Securities will establish policies and procedures to, among other things, assess a given digital asset security’s distributed ledger technology and protect the private keys necessary to transfer the digital asset security, as described in the Policy Statement.

Ohanae’s vision is to create new, better ways for companies to raise capital, particularly through the issuance of Equity Tokens, as well as provide a means for investors to invest in and trade tokenized equity securities. One of the main intended uses of the Ohanae Platform is to provide the technological means and infrastructure for companies that raise capital to issue Equity Tokens on the Ohanae Blockchain. The Ohanae Platform is also intended to be capable of creating Equity Tokens of existing equity securities that have already been issued in traditional, non-tokenized form.

Ohanae believes that the Ohanae Platform will make it easier for companies to issue Equity Tokens in compliance with the established rules and regulations that govern the U.S. financial markets, including the Jumpstart Our Business Startups Act, the Securities Act, the Exchange Act, various SEC and Financial Industry Regulatory Authority (“FINRA”) regulations and requirements and other applicable federal and state securities laws rules and regulations.

Corporate History

Ohanae, Inc. was incorporated under the laws of the State of Delaware on December 3, 2019. On January 20, 2021, Ohanae, Inc. completed the acquisition of Quicksilver Securities, LLC, a SEC registered broker-dealer and a FINRA member. As a result, Quicksilver Securities, LLC became a wholly-owned subsidiary of the Company, and the Company subsequently changed its subsidiary’s name from Quicksilver Securities, LLC to Ohanae Securities, LLC. The purpose of acquiring a SEC registered broker-dealer and FINRA member was to provide the services to be offered to issuers and investors on the Ohanae Platform, certain of which require being licensed as a broker-dealer.

As of the date of this offering circular, the primary business of Ohanae Securities is to act as a broker-dealer, providing financial and strategy advisory services (including mergers and acquisitions), equity and debt capital raising and arranging private placement offerings. In 2021, Ohanae Securities filed a Continuing Membership Application (“CMA”) with FINRA to request approval to act as a special purpose broker-dealer for digital asset securities, including (i) acting as a broker-dealer for Regulation A offerings of Equity Tokens; (ii) providing settlement and custody services exclusively for digital asset securities; and (iii) operating an Alternative Trading System (ATS). The CMA application is under FINRA review as of the date of this offering circular.

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Principal Products and Services

Offering Platform

The Ohanae Platform is intended to operate as a technology platform connecting issuers and investors as a special purpose broker-dealer. The Ohanae Platform specifically is targeting issuers wishing to offer Equity Tokens – and only offerings of Equity Tokens will be hosted on the Ohanae Platform. The Ohanae Platform facilitates the following types of offerings that are exempt from registration under the Securities Act:

•	Rule 506(c) Offerings: We intend to host offerings under Rule 506(c) of Regulation D on the Ohanae Platform. Accredited investors are allowed to invest in these offerings and we intend to host these offerings either on a stand-alone basis or concurrently with other types of offerings, such as Regulation A. Under Rule 506(c), companies can use general solicitation to attract investors and there is no limit to the amount of money that can be raised. Ohanae Securities is approved by FINRA to conduct private placement offerings, and therefore may provide broker-of-record services for issuers’ 506(c) offerings on the Ohanae Platform, including mergers and acquisitions and referrals services.

•	Regulation A Offerings: We intend to host Regulation A offerings on the Ohanae Platform. These companies are seeking to raise anywhere from $100,000 to $75 million. Ohanae Securities is currently seeking approval from FINRA to provide broker-dealer services for Regulation A issuers. Once approved, Ohanae Securities will provide an array of services, including acting as a special purpose broker-dealer, assisting with due diligence, custodial accounts and coordinating vendors.

The Company does not charge issuers directly for hosting an offering on the Ohanae Platform. However, all issuers that use the Ohanae Platform for securities offerings must engage Ohanae Securities as a broker for the offering, as described below.

Broker-Dealer Services of Ohanae Securities

All issuers that use the Ohanae Platform for securities offerings must engage Ohanae Securities as a broker for the offering. Ohanae Securities will not be engaged as a broker for this offering. As stated in “Plan of Distribution and Selling Stockholders,” Dalmore will be the broker of record for this offering.

Broker of Record: As of the date of this offering circular, Ohanae Securities is licensed to act a “broker of record” for issuers in 506(c) Regulation D offerings of securities in non-digital form. As a “broker of record” for issuers’ offerings on the Ohanae Platform, Ohanae Securities provides operational and compliance services for issuers, such as:

•	“INVEST” button, where Ohanae, Inc. provides the technology for an issuer to accept investments online;
•	Reviewing investor information, including the investor’s subscription agreement, KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and will provide a recommendation to the issuer whether or not to accept an investor;
•	Contacting and/or notifying the issuer, if needed, to gather additional information or clarification on an investor as required for compliance purposes;
•	Maintaining confidentiality of investor details and data (except as required by regulators or as needed for AML and background checks);
•	Preparing necessary FINRA filings for offerings (i.e. 5110 filings for Regulation A offerings); and
•	Providing general ongoing consulting services for issuer’s offerings, such as coordination with third party vendors and general guidance with respect to this offering

For these services, Ohanae Securities intends to charge a flat $20,000 fee, plus a 1% commission on the gross proceeds raised in the offering. Ohanae Securities does not provide any investment advice nor any investment recommendations to any investors in connection with the above services.

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Investor Acquisition Marketing

Ohanae offers digital advertising services branded under the name “Ohanae Pitch”. These services are aimed at improving the success of campaigns of capital seekers on the Ohanae Platform through paid advertising. For a percentage of the net investments attributable to advertisements placed by Ohanae, our team will support companies with the creative design, purchase, and optimization of advertising across, but not limited to, Facebook, Instagram, LinkedIn, Twitter, and Google AdWords.

For issuers that desire this added service, Ohanae plans to engage third-parties to perform these services on behalf of the issuers on the Ohanae Platform.

Cap Table Management (SaaS)

Ohanae provides cap table management services to issuers on the Ohanae Platform. The Ohanae Platform includes a cap table management Software as a Service (SaaS). The Ohanae Platform provides real-time settlement between issuer and the investor. Users maintain their private key, which they access through the Ohanae App, either through biometric facial recognition or a passphrase. In the case of loss of a passphrase by a user, Ohanae is able to recover the passphrase through a passphrase recovery service.

The Company will charge all issuers on the Ohanae Platform an annual Transfer Agent Services fee of $12,500. This will apply to companies that issue securities on the Ohanae Platform as well as to any private companies that choose to list on our (intended) ATS for its liquidity benefits.

Transfer Agent

Ohanae, Inc. is a SEC registered transfer agent offering transfer agent services. We became a registered transfer agent on May 10, 2022. The transfer agent services we offer include tracking each investor’s account information and the amount of securities purchased and date purchased. Our goal is to provide a seamless service to our client companies on the Ohanae Platform. We have the ability to collect information on investors and their investments recorded on the Ohanae Platform. Therefore, when a company raises money on the Ohanae Platform, we will be notified. We will then capture this information into our redundant and secure database hosted in the cloud and encrypt for security purposes.

Ohanae believes that its status as a registered transfer agent enhances the cap table management (SaaS) services it currently offers.

Tokenization on the Ohanae Platform

Ohanae will offer companies on the Ohanae Platform “tokenization” services, in which Ohanae, in its capacity as a transfer agent, will create, on behalf of issuers on the Ohanae Platform, Equity Tokens that represent shares of the issuer’s equity securities.

Through a “tokenization” portal on the Ohanae Platform, an issuer will inform the Company of the class and number of shares of its capital stock that it wants to tokenize. Since each Equity Token on the Ohanae Platform will be a digital representation of shares of a company’s capital stock, the issuer’s articles (or certificate) of incorporation must authorize the class and number of shares the issuer desires to tokenize. Additionally, prior to tokenization, the Company will require that an issuer’s articles of incorporation authorize shares of the issuer’s capital stock to be represented by digital tokens that may be stored on one or more distributed electronic networks or databases.

Once the Company has received the information detailed above, and assuming the issuer is eligible as set forth above, the Company will create Equity Tokens representing the shares of capital stock of the issuer on the Ohanae Blockchain, and will assign an Equity Token symbol to the tokens. After that, the tokens are created on the Ohanae Platform, and are available for issuance.

Tokenization services will be included as part of the company’s transfer agent services, which is available for an annual fee of $12,500.

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Technology Infrastructure of the Ohanae Platform

Ohanae Coin

Ohanae has created an internal digital currency (the “Ohanae Coin”) that is used as a common currency and sole means of payment for all transactions consummated on the Ohanae Platform. Issuers on the Ohanae Platform are required to accept the Ohanae Coin in exchange for issuing Equity Tokens. Additionally, in the future – assuming our ATS application is approved - all trading by investors of Equity Tokens on the Ohanae Platform will be conducted using the Ohanae Coin. Ohanae believes that having a single common currency will facilitate the process of comparing investment opportunities and executing transactions in a way that will benefit both issuers and investors, especially in multi-jurisdiction Equity Token issuances.

The Ohanae Coin is structured as a cryptocurrency backed on a one-to-one basis by U.S. dollars.

The Company presently intends to use approximately 50% of the proceeds of this offering to create an initial pool of approximately 13,500,000 Ohanae Coins, assuming that the maximum offering amount is raised (the “Reserve”). As of the date of this supplement, there are currently 25,000 Ohanae Coins in the Reserve, representing amounts currently on deposit in the Company’s bank accounts.

As discussed above, transactions on the Ohanae Platform will be required to be conducted using the Ohanae Coin. Potential investors wishing to purchase Equity Tokens through the Ohanae Platform will be required to first obtain Ohanae Coins. Payment for Ohanae Coins will be in U.S dollars or other fiat currencies as may be accepted by Ohanae from time to time. Ohanae will use such payments to mint Ohanae Coin that will be deposited into the Reserve and will issue a corresponding number of Ohanae Coins to the investor. The purpose of the Reserve is to facilitate real-time settlement of transactions on the Ohanae Platform (such as the purchase of Ohanae Coins). When a user on the Ohanae Platform purchases Ohanae Coin with fiat currency, Ohanae Coin will be issued to the user instantly from the Reserve, before the fiat currency submitted for the Ohanae Coin has been received by the Company. Once the fiat currency is received by the Company, those funds will be used to replenish the Reserve. Without a Reserve, Ohanae would not be able to issue Ohanae Coin to users until payment for the Ohanae Coin was received in their bank account, which could mean days of lag time between the purchase of the Ohanae Coin and the issuance of the Ohanae Coin to the purchaser. The Company intends to ensure that the total amount of U.S. dollars in the Reserve and the FBO accounts are equal to or greater than the number of Ohanae Coin minted at any given time, so that there is never a greater number of Ohanae Coins than the number of U.S. dollars in the Reserve and the FBO accounts. The Company’s CFO will monitor the total funds in the FBO accounts and the Company’s own bank accounts to ensure that those totals are equal or greater than the number of minted Ohanae Coin.

At any time, investors will be entitled to surrender unspent Ohanae Coins in exchange for an equivalent amount of U.S. dollars (or another fiat currency as may be agreed to by Ohanae) less any applicable service fees, which may be approximately $35. Ohanae will not charge any transaction fees for exchanging Ohanae Coins to fiat currency. Issuers who have received Ohanae Coins from investors in connection with issuances of Equity Tokens will also be entitled to surrender such Ohanae Coins in exchange for an equivalent amount of U.S. dollars (or another fiat currency as may be agreed to by Ohanae) less any applicable transaction fees.

Identity Technology

The Ohanae Platform utilizes proprietary identity technology (the “Identity Technology”) that is an identity proofing method for users of the Ohanae Platform. In order to engage in activities on the Ohanae Platform, including, investing in, or trading tokenized equity securities, investors will have to provide certain information to Ohanae and will be subject to know your customer (“KYC”), anti-money laundering (“AML”), countering the financing of terrorism (“CFT”) and other screening due diligence as determined by Ohanae in its sole and absolute discretion from time to time and as required by applicable laws and regulations in the United States and other jurisdictions, as applicable.

Ohanae will use its Identity Technology to create a unique identifier (an “Ohanae ID”) for each investor who successfully opens an account. Thereafter, through biometric recognition technology, investors will be able to log into the Ohanae Platform without the need to remember a password through facial recognition or by using a user-created passphrase. Ohanae ID is intended to allow users to link their account to a specific device such that an Ohanae ID account can only be accessed through that device.

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Ohanae Blockchain

In general, blockchains and other distributed ledgers allow the storing of data in a cryptographically secure, auditable and immutable way. Using blockchain technology, the Ohanae Platform allows for a secure and immutable ledger, decentralized across 16 computer nodes, for transaction recordkeeping and storage of transaction data (the “Ohanae Blockchain”). Ohanae Blockchain is a permissioned blockchain based on the Quorum blockchain, an enterprise-focused version of the Ethereum blockchain. Due to its specific focus on enterprise needs, the Quorum blockchain includes enhanced privacy and permissioned-access elements to ensure the confidentiality of transactions as compared certain other public blockchains like the Bitcoin blockchain or Ethereum blockchain. The Ohanae Blockchain has been designed to execute and enforce applications that allow for counterparties to enter into digital, tokenized equity transactions with auditability and verifiability. In the Ohanae Blockchain, unless otherwise required by applicable laws and regulations, all tokenized equity transaction details are confidential and are intended to be shared only between the parties involved in the transaction and the Equity Token issuer.

The Ohanae Blockchain is a private, access-permissioned blockchain, that will initially be maintained by 16 validators who run computer nodes for the purpose of validating transactions to be recorded on the Ohanae Blockchain. The validators may be individuals or entities that will be selected by Ohanae from time to time in its discretion. The validators are not being compensated for running a node. The total number of validators may be changed from time to time by Ohanae as it determines may be necessary or appropriate. At least five (5) of the sixteen (16) initial validator nodes are expected to always be maintained and controlled by Ohanae. The number of nodes maintained and operated by Ohanae may increase or decrease as the total number of validator nodes being used increases or decreases.

The Company creates digital blockchain-based wallets for all users where they can store digital assets such as Ohanae Coins and digital asset securities. An authorization to access and manage assets on a digital blockchain-based wallet, often called a “private key,” will be accessible only by the user through biometric facial recognition or a passphrase linked to the user’s Ohanae ID. The Company will not have access to any users’ wallet or private key. Consequently, if a user loses its passphrase or is not able to log in using biometric facial recognition, there is a risk to the user of permanently losing access to the assets in the wallet. To mitigate this, the Company has created a recovery system where a user is able to provide information to Ohanae to enable Ohanae to verify the user’s identity, and send the passphrase to the user’s email address in the event the user is unable to access its account as a result of losing their passphrase.

Ohanae Equity Token Protocol

Equity Tokens are digital representations of traditional securities such as common or preferred stock that are issued and traded using blockchain technology in which, among other things, a blockchain is used as a ledger for recording the transactions in, and ownership of, such securities. An Equity Tokens are akin to a traditional paper stock certificate, except that the Equity Tokens are maintained on Ohanae Blockchain.

To the extent permitted by applicable regulations, Equity Tokens may help to eliminate transactional frictions that have limited private investments from trading in secondary markets. It may be possible to incorporate certain applicable legal, regulatory and other issuer-designated trading parameters into the smart code of the Equity Token, such as limit the maximum number of token holders, and thus allow for the enforcement of such parameters automatically. This has the possibility to enhance the quality and speed of execution of secondary market transactions and reduce costs, while maintaining compliance with applicable securities laws rules and regulations.

The Ohanae Platform is intended to provide a system of identity management through Ohanae ID, record-keeping, transaction processing and data computation to enhance and support existing capital market infrastructures. For companies raising capital, subject to satisfying applicable regulatory requirements as described in this offering circular, Ohanae intends that the Ohanae Platform will provide an infrastructure and user interface to offer equity securities represented by Equity Tokens and to record their ownership transfers on the Ohanae Blockchain (the “Ohanae Equity Token Protocol”).

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The Ohanae Equity Token Protocol is expected to include a suite of smart contracts that function on the Ohanae Blockchain. The Ohanae Equity Token Protocol is intended to provide secure, fault-tolerant, transparent and fast transaction settlement for trading stock represented by Equity Tokens while remaining compliant with applicable regulatory requirements in such jurisdictions where issuers of equity securities represented by Equity Tokens are located. The Ohanae Equity Token Protocol is intended to provide methods for the issuance of equity securities represented by Equity Tokens in a manner that utilizes the Equity Token’s underlying smart contract to assist in satisfying applicable regulatory requirements of the jurisdictions where issuers and potential investors are located.

The smart contracts used in the Ohanae Equity Token Protocol address certain regulatory requirements of U.S. securities laws. Over time, securities laws requirements of other jurisdictions will be added to the smart contract coding. The ability to properly identify such relevant regulatory requirements and successfully modify the code for the smart contracts to address such requirements may be a complex and costly process and the ability of the Ohanae Platform to successfully service non-U.S. domiciled issuers or provide access to investors outside of the United States may be adversely affected if Ohanae is unable to expand the Ohanae Equity Token Protocol accordingly. Additionally, the ultimate responsibility for identifying and complying with such applicable regulations rests primarily with issuers and investors and not with Ohanae itself.

The Ohanae Equity Token Protocol is intended to provide tools that issuers can use for capitalization table management. Certain shareholding and cap table information is intended to be stored by issuers on the Ohanae Blockchain and, subject to applicable regulations, could eventually be accessible to the issuer, investors, and our Company (as the transfer agent for all issuers on the Ohanae Platform) in order to track ownership and transfers of equity securities represented by Equity Tokens.

Planned Products and Services

We intend to have Ohanae Securities operate as a special purpose broker-dealer, performing the full set of broker-dealer functions with respect to digital asset securities under the circumstances set forth in the Policy Statement.

Regulation A Broker-Dealer

Ohanae Securities’ CMA is currently under review by FINRA to act as a broker-dealer for Regulation A offerings. Assuming Ohanae Securities receives this license, it will be able to offer broker-dealer services to issuers of Equity Tokens in Regulation A offerings. When engaged as a broker-dealer, Ohanae Securities will charge issuers on the Ohanae Platform a “success fee” of 3% of the funds raised on the Ohanae Platform (2% in cash, 1% in equity of the issuer). Only offerings of Equity Tokens will be hosted on the Ohanae Platform.

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Ohanae ATS

We are currently seeking regulatory approval from FINRA for Ohanae Securities to launch an alternative trading system (ATS) to facilitate the secondary trading of Equity Tokens on the Ohanae Blockchain in the United States through the Ohanae Platform. An ATS is a trading system that meets the definition of an “exchange” under U.S. federal securities laws but is not required to register as a national securities exchange if the ATS operates under the exemption provided under Exchange Act Rule 3a1-1(a). To operate under this exemption, an ATS must, among other things, be regulated as a broker-dealer. The goal of the Ohanae ATS will be to increase liquidity for securities sold in Regulation A and Regulation D offerings on the Ohanae Platform. Sales of securities sold under Regulation A on the Ohanae Platform will be permitted immediately, while holders of securities sold under Regulation D will need to wait one year in order to comply with the transfer restrictions to participate on the Ohanae ATS. The Ohanae ATS will only host Equity Tokens on the Ohanae Blockchain, and only users with verified accounts on the Ohanae Platform will be able to access the Ohanae ATS.

All trades on the Ohanae ATS will be effected by Ohanae Securities. Ohanae Securities will act as a market maker, utilizing Automated Market Maker (AMM) technology to facilitate trading 24x7 on the Ohanae ATS. AMM technology enables Ohanae Securities to stake Equity Tokens and Ohanae Coins as market pairs on the Ohanae ATS in equal proportions. When an investor places an order to sell an Equity Token on the Ohanae ATS, the transaction is consummated from the pool of staked Ohanae Coins. When an investor places an order to buy an Equity Token, the transaction is consummated from the pool of staked Equity Tokens. In this way, trading is facilitated, as there is liquidity created for buys and sells on the Ohanae ATS from these staked Equity Tokens and Ohanae Coins. Ohanae Securities as a dealer will stake Equity Tokens and Ohanae Coins, will earn a nominal return on overall transaction fees on the Ohanae ATS and their proportion of Equity Tokens to Ohanae Coins will change based on whether the market is a net seller or purchaser of the Equity Tokens.

When there is a matching “bid” and “ask” for securities on the Ohanae ATS, Ohanae Securities will act as dealer in that transaction, and will act as the counterparty to each of the buyer and the seller, so that the buyer and seller do not transact directly with each other, but through Ohanae Securities.

Assuming regulatory approvals are received, Ohanae Securities intends to charge issuers an annual listing fee of $12,500 to list their Equity Tokens on the Ohanae ATS.

Custody of digital asset securities

We intend to have Ohanae Securities provide settlement and custody services exclusively for digital asset securities, under the circumstances set forth in the Policy Statement for the purpose of maintaining custody of digital asset securities. The SEC has taken the position, for a period of 5 years, that a broker-dealer operating as a special purpose broker-dealer will not be subject to an SEC enforcement action on the basis that the broker-dealer deems itself to have obtained and maintained physical possession or control of customer fully paid digital asset securities. Special purpose broker-dealers may not deal in or conduct brokerage activities in traditional securities. All other applicable broker-dealer regulations and federal securities laws apply to special purpose broker-dealers and their activities.

Ohanae Securities has submitted a CMA with FINRA to act as a Special Purpose Broker-Dealer (SPBD) for digital asset securities, which is under review as of the date of this offering circular. In this CMA, the Company has applied to provide the following services as a SPBD, once approved.

Since Ohanae Securities does not currently hold any digital assets or digital asset securities, it does not have insurance to cover the value of any such assets. Ohanae Securities has no current plans to obtain such insurance in the near future.

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Fractionalized Real Estate

Ohanae, Inc. intends to establish and manage a Delaware Series Limited Liability Company that is focused on facilitating investment in real estate utilizing offerings of Equity Tokens on the Ohanae Platform. Ohanae, Inc, is still in the planning stage with respect to this endeavor and is exploring how to best implement its strategy to capitalize on what it believes is an opportunity in the real-estate sector.

Intellectual Property

On January 1, 2021, Ohanae entered into a software transfer agreement, which was subsequently amended on February 18, 2022 (as amended, the “Software Agreement”) with Ohanae Pte Ltd, a Singapore company and holder of 2.24% of Ohanae’s Class A Common Stock (“Ohanae SG”). Pursuant to the Software Agreement, effective January 1, 2021, Ohanae SG assigned and transferred to Ohanae all of its title and ownership in all intellectual property owned by Ohanae SG related to certain software code, documentation, specifications and marketing materials with respect to integral aspects of the Ohanae Platform involving security, the Identity Technology, reporting tools and Ohanae Coin technology (collectively, “Key IP”). Such Key IP includes the software underlying the Ohanae Platform that implements the tokenization, record-keeping, digital identity creation and management, smart contracts, and other features which are protected by copyright, as well as all related trade secrets and knowhow.

As consideration for the Key IP, pursuant to the terms of the Software Agreement, Ohanae issued 15,000,000 shares of its Class A Common Stock to Ohanae SG, representing 100% of its Common Stock at the time, and 100% of its issued and outstanding Class A Common Stock as of the date of this offering circular, and agreed, upon closing on at least $680,000 in net proceeds from this offering, to make an additional payment of $680,000. There is no deadline by which this payment must be made, and if Ohanae does not close upon $680,000 in net proceeds in this offering, Ohanae SG agreed that Ohanae may pay this amount from other sources of funding in the future. Of the 15,000,000 shares of Class A Common Stock issued to Ohanae SG, Ohanae SG has distributed 14,597,419 shares of Class A Common Stock to its shareholder, Ohanae, Inc., a California corporation (“Ohanae CA”), which has in turn transferred those shares to its shareholders.

Also, on September 20, 2020, Ohanae entered into a patent assignment agreement (the “Patent Agreement”) with Gregory Hauw to acquire all right, title and interest in and to U.S. patent No. 10,623,400, granted on April 14, 2020 (the “Patent”) relating to the Identity Technology. Such Patent includes a system for securely capturing user specific binary identification information. This system uses user specific binary information to generate a secured primary code, thereby generating strong user credentials for accessing web based or application logins, intercepting credential requests from local applications or remote web sites, regenerating strong user credentials, using the secure primary code to generate encryption keys for the protection of data, and using secure primary code protection in conjunction with subsidiary key exchanges to securely allow data sharing. As consideration for the Patent, Ohanae paid a cash consideration of $1.

In addition, Ohanae owns the trademark “OHANAE” (register number E5813583). The registration with the U.S. Patent and Trademark Office was originally obtained on July 23, 2019 by Ohanae CA, who assigned the trademark to Ohanae through an assignment agreement dated June 26, 2020 (the “Trademark Agreement”).

Support Services

Our Company is focused on our core competencies and therefore we strategically engage with third party companies who help us accomplish our non-core tasks. We rely on the Microsoft Azure for cloud infrastructure and backup for the Ohanae Platform.

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Market

Through the Ohanae Platform, we intend to provide a holistic solution for the entire life cycle of an issuer offering equity securities represented by Equity Tokens in Regulation A and Regulation D offerings, starting from the issuance and initial sale to ongoing trading.

Regulators have recently expanded the definition of accredited investors, increased the size of Regulation A issuances that are available to a broader set of investors, and released the Policy Statement, setting forth circumstances in which broker-dealers could act as a “Special Purpose Broker Dealer”, which we believe is meant to encourage innovation. We believe the timing is right to launch a new kind of investment bank.

According to the annual report of the SEC’s Office of the Advocate for Small Business Capital Formation for Fiscal Year 2021, private securities, with $3.2 trillion issued in 2021, is almost twice the size of the public securities market.

According to investment research and data monitoring platform Pitchbook, global crowdfunding grew from $8.61 billion in 2020 to $113.52 billion last year.

November and December 2021 were also peak months for Regulation A capital raises, which suggests that 2022 will double the amount raised in 2021.

Regulation A

Amended Regulation A became effective June 19, 2015. According to the SEC, the size of the Regulation A market increased to approximately $1.7 billion from July 1, 2020 to June 30, 2021 from approximately $1.3 billion for the period from July 1, 2019 to June 30, 2020. We believe the market for Regulation A will continue to grow as more companies become aware of the ability to raise capital through crowdfunding platforms. Because it permits a maximum raise of $75 million every 12 months, we believe this rule is well suited for small and midsize businesses. We believe the recent administrative change to increase the maximum offering amount from $50 million to $75 million and the change to permit SEC-reporting companies to make offerings in reliance on Regulation A will increase the size of the market and make offerings under Regulation A more appealing form of capital formation for some companies. Further, we expect our broker-dealer capabilities, assuming we become fully-licensed for all such services we intend to provide, will enable us to increase the scope of services offered to our clients.

Rule 506(c)

Offerings under Regulation D include those under Rule 506(b), Rule 506(c), and Rule 504. According to the SEC, the size of the Rule 506(b) market was approximately $1.9 trillion, the Rule 506(c) market was approximately $124 billion and the Rule 504 market was approximately $313 million for the period from July 1, 2020 to June 30, 2021. The vast majority of the sales were through Rule 506(b), which does not allow for general solicitation and allows for some non-accredited investors as well as less stringent requirements for verifying accredited status. Based on this information, we believe there is large potential market for online sales under Rule 506(c).

Rule 506(c) offerings can be less cost-prohibitive way to raise capital from accredited investors, given that it a relatively low cost of entry. Further, recent expansion of the definition of an “accredited investor” may widen the pool of potential investors. We estimate it can cost under $10,000 to prepare an offering under Rule 506(c). There is no limitation on the amount raised, which makes this rule attractive to companies who just completed a Regulation Crowdfunding offering or are planning a Regulation A campaign in the near future. This exemption can be used together with Regulation A. For Regulation A offerings, this exemption can be used as a fundraising option prior to the launch of the offering, because of the time it takes to get a Regulation A offering qualified.

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Transfer Agent Services

The exemptions provided by Regulation A and Regulation Crowdfunding include conditional exemptions from the registration requirements of the Exchange Act. One of the conditions is that should the number of a company’s securityholders and/or the value of a company’s assets exceed a certain threshold, a company needs to use a registered transfer agent to avoid the requirement that the company become a fully-registered company with the SEC — an expensive proposition for many of these small companies. Therefore, the market for our transfer agent services includes all companies that have previously raised funds or intend to raise funds through Regulation A and Regulation Crowdfunding offerings. Currently, we mainly market our services to our current clients.

Competition

In general, with respect to offerings under Rule 506(c) and Regulation A, we compete with other platforms, hosting services and traditional broker-dealers. Some of our competitors include StartEngine and SeedInvest.

We believe that the Ohanae Platform’s competitive advantage will come from its ability to provide a holistic solution for the entire life cycle of equity securities represented by Equity Tokens starting from the issuance and initial sale to ongoing trading. Presently, an issuer of equity securities represented by Equity Tokens must engage several service providers since many of our competitors are offering only some of the services that are intended to be offered by the Ohanae Platform. However, we have not identified any other company whose services and products would, in our view, offer as holistic, end-to-end support for offerings of equity securities represented by Equity Tokens with real-time payments and offering settlement, cap table management and secondary trading as the Ohanae Platform intends to eventually offer.

Based on our analysis, in equity tokenization – i.e. creating Equity Tokens representing shares of an issuer’s equity securities - we expect to compete with companies that assist issuers in creating Equity Tokens, such as Securitize. While many of these companies have proven that there is market demand for issuing and investing in Equity Tokens, we do not believe these competitors offer the totality of Equity Token creation and trading features contemplated by the Ohanae Platform and Ohanae Securities.

Whereas there are trading platforms that offer broker-dealer services and an ATS platform such as Rialto Markets, we do not believe that any of them have the capabilities to do equity tokenization or use smart contracts for automated regulatory compliance.

Further, we believe that the security features of the Ohanae Blockchain and the Ohanae Platform provide robust protection from cybersecurity threats for our users. As a permissioned blockchain, it is impossible for digital assets on the Ohanae Blockchain (i.e. Ohanae Coin, Ohanae Equity Tokens) to be transferred to a public blockchain. As such, in the case of a cybersecurity breach in which an unauthorized party gains access to a customer’s account, any attempted transfer of Ohanae Coin or Ohanae Equity Tokens from the investor’s account by the unauthorized party could only be to another account on the Ohanae Platform. At all times, Ohanae, as Transfer Agent, will have the ability to “force transfer” digital assets on the Ohanae Blockchain from one user’s digital wallet to another – and therefore could reverse any unauthorized transfers of a user’s digital assets by a bad actor. Additionally, in order to open an account on the Ohanae Platform, a user must go through KYC, AML, and CFT screening – as such, we believe this significantly reduces the likelihood that a potential bad actor would be able to open an account on the Ohanae Platform to enable the transfer any misappropriated digital assets. Finally, the Company does not store private keys required to access digital wallets on behalf of customers. Customers maintain their own private keys – and the Company has no access to those keys. As such, there is no central depository from which all private keys on the Ohanae Platform could be accessed by an unauthorized party.

We therefore anticipate that, assuming we receive all necessary regulatory approvals, we will offer the most comprehensive and secure set of services in the space. Consequently, we believe we are uniquely positioned to provide a holistic solution for issuance of equity securities represented by Equity Tokens, tracking of equity ownership, investing and trading, while the competitors remain focused on a more limited number of products or on a narrower scope. We expect that our clients will benefit and seek to engage a platform that can offer an end-to-end one-stop solution.

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Employees

As of March 14, 2023, Ohanae, Inc. had 4 full-time employees, and 9 part-time employees; and Ohanae Securities had 3 part-time employees.

Regulation

In order to host Regulation A and Regulation D offerings on the Ohanae Platform, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our broker-dealer subsidiary, Ohanae Securities, is a member. Further, as a registered transfer agent, we are required to comply with a variety of state and federal securities laws and laws that govern transfer agents, as well as laws aimed at preventing fraud, tax evasion and money laundering

Regulation A and Regulation D

Broker-Dealer Regulations

Our subsidiary, Ohanae Securities, is registered as a broker-dealer with the SEC and a member of FINRA. The registration process not only includes registering with the SEC, but also requires membership in a self-regulatory organization (in our case, we are a member of FINRA) and in the Securities Investor Protection Corporation (“SIPC”), compliance with state requirements and making sure that our associate persons satisfy all applicable qualification requirements.

SEC Requirements

Since Ohanae Securities became a broker-dealer, it has been required to comply with extensive SEC regulations with respect to its conduct and the processing of transactions. These include requirements related to conduct, financial responsibility, and other requirements such as those that relate to communications, anti-money laundering (AML) and ongoing internal controls and governance. In addition, Ohanae Securities is seeking approval to expand its broker-dealer activities to Regulation A offerings. Ohanae Securities, if approved, believes its regulatory obligations will remain largely the same.

FINRA Requirements

Since Ohanae Securities became a member of FINRA as a broker-dealer, it has been subject to FINRA’s supervisory authority and is required to comply with FINRA’s rules and regulations. These rules and regulations include many similar requirements to those of the SEC, and in many cases are broader in scope and provide more specificity. FINRA also has rules regarding conduct, compliance and codes of procedure. For instance, FINRA members must comply with NASD's Rules of Fair Practice, which broadly speaking requires broker-dealers to observe high standards of commercial honor and just and equitable principles of trade in conducting their business. There are also rules that relate to use of manipulative, deceptive or other fraudulent devices, suitability, payments to unregistered persons, know your customer, supervision of our employees and responsibilities related to associated persons, financial soundness, recordkeeping, maintaining procedures, arbitration for customer disputes, AML and submitting to ongoing supervision. We are also required to undertake due diligence investigations with respect to Regulation A and Regulation D offerings.

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Conduct Requirements

In general, many of the rules that govern broker-dealers stem from antifraud provisions under the Exchange Act; these requirements are broad in scope and prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities. Specifically, the following rules apply:

•	Section 9(a) of the Exchange Act prohibits particular manipulative practices regarding securities registered on a national securities exchange.

•	Section 10(b) of the Exchange Act prohibits the use of "any manipulative or deceptive device or contrivance" in connection with the purchase or sale of any security.

•	Section 15(c)(1) of the Exchange Act prohibits broker-dealers from effecting transactions in, or inducing the purchase or sale of, any security by means of “any manipulative, deceptive or other fraudulent device” in over-the-counter markets

•	Section 15(c)(2) of the Exchange Act prohibits a broker-dealer from making fictitious quotes in over-the-counter markets

Antifraud specific requirements include those related to:

•	Duty of fair dealing (e.g., charging reasonable fees, promptness of executive orders, and disclosing specified material information as well as any conflict of interest);

•	Regulation Best Interest (e.g., a duty to act in the “best interests” of retail customer (defined as natural persons and their legal representatives), which includes certain disclosure and care obligation and compliance obligations as well as maintaining policies and procedures to minimize the effects, if any, of conflicts of interest);

•	Duty of best execution (e.g., a duty of execution requires that based on the circumstances requirement to find the most favorable terms for a customer;

•	Customer confirmation (e.g., at or before the completion of transaction certain information must be provided to customers, including specifics on the sale, the payment that the broker-dealer receives, etc.);

•	Disclosure of credit terms;

•	Restrictions on short sales;

•	Trading during an offering; and

•	Restrictions on insider trading.

Finally, broker-dealers are governed by requirements regulating employees and individuals associated with the broker-dealer.

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Financial Responsibility Requirements

Financial responsibility and operations requirements include: net capital requirements, margin requirements, customer protection requirements (e.g., reserve account and segregation of customer assets), risk assessment requirements, financial reporting (including an independent audit), and recordkeeping requirements. The minimum net capital requirement for Ohanae Securities is $250,000. As a self-clearing broker-dealer Ohanae Securities is specifically obligated under net capital requirements to maintain a sufficient level of net capital to cover any open trades that fail to settle.

Anti-Money Laundering

The Bank Secrecy Act, as amended by the USA PATRIOT ACT of 2001 (the “BSA/USA PATRIOT Act”), requires broker-dealers to develop anti-money laundering (“AML”) programs to assist in the prevention and detection of money laundering and combating terrorism. Broker-dealers are also subject to U.S. sanctions laws administered by the Office of Foreign Assets Control and are expected to have policies and procedures in place to comply with these laws.

Other Requirements

Broker-dealers are subject to a host of other rules and requirements including: mandatory arbitration, submitting for SEC and FINRA examinations, maintaining and reporting information on the broker-dealers affiliates (in our case, this includes the parent organization as well as the other subsidiaries), following electronic media and communication guidelines as well as maintaining an AML program.

Liability

Under our arrangements that do not use the services of our broker-dealer subsidiary, Section 12(a)(2) of the Securities Act, which applies to Regulation A, imposes liability for misleading statements not only on the issuers of securities but also on “sellers,” which includes brokers involved in soliciting an offering. Rule 10b-5 under the Exchange Act generally imposes liability on persons who “make” or disseminate misleading statements. Currently, the information presented on the Ohanae Platform is driven by the issuers. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Broker-dealers are subject to heightened standards of liability. Not only do broker-dealers have potential liability under Section 12(a)(2) but we also are subject to liability under Rule 10b-5. Broker-dealers may also be subject to liability for failure to comply with SEC and FINRA requirements, including claims that we can be held liable for the behavior of our agents (control person liability), claims regarding unsuitable recommendations, violations of margin rules, breach of contract, common law claims of fraud and various claims under state laws.

Regulation S

Regulation S provides that the registration requirements of the Securities Act do not apply to offers and sales of securities that occur outside the United States. Regulation S provides safe harbors that provide specific conditions for transactions so that the transactions will be deemed to occur outside the United States, including the imposition of “distribution compliance periods” during which securities may not be resold or transferred to “U.S. persons”. The distribution compliance periods vary accordingly to whether the issuer of securities is a domestic or foreign company and whether or not the issuer’s securities are registered under the Exchange Act and subject to ongoing reporting obligations thereunder. The securities that we are most likely to host on the Ohanae Platform in Regulation S offerings are those of non-reporting U.S. issuers, whose equity securities are subject to a one-year distribution compliance period, and whose non-equity securities are subject to a 40-day distribution compliance period. During the distribution compliance period, purchasers of the securities are required to certify that they are not U.S. persons, and agree to resell only to non-U.S. persons. Securities professionals are required to deliver confirmations to buyers of securities stating that these resale restrictions apply to the buyers. Disclosure of these restrictions are also required to be made in selling materials and on the securities themselves. “U.S. persons,” are defined in Regulation S, which includes natural persons resident in the United States, partnerships and companies organized under U.S. law, estates and trusts of which administrators, executors or trustees are U.S. persons, discretionary accounts held by a U.S. fiduciary for U.S. persons, non-discretionary accounts held for the benefit of U.S. persons, and certain foreign partnerships and companies created by U.S. persons. These conditions may require limiting access to campaign pages to non-U.S. based internet addresses.

Issuers that rely on Regulation S are still required to comply with the requirements of the jurisdiction in which their securities are sold.

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Operation of ATSs

Ohanae Securities is seeking approval to operate an alternative trading system for secondary trading of securities. Ohanae Securities, if approved, will need to comply with extensive SEC regulations with respect to its conduct and its execution and clearance of transactions.

ATSs must be operated by registered broker-dealers and must submit for satisfactory review by the SEC the information required on Form ATS. FINRA will also review the company’s Form ATS submission. Information contained in the Form ATS submission covers the operations of the ATS and a description of how the ATS will comply with the requirements of Regulation ATS, which includes details on the following:

•	how the system operates (e.g., details on how orders are entered and transactions are executed, reported, cleared and settled);

•	securities traded on the ATS; and

•	subscribers and authorized users as well as access to the ATS.

Other information required to be provided includes descriptions of the processes for verification of ownership and stock transfer; getting an issuer symbol; ATS system capacity, security and contingency planning and access to the ATS. Further, the personnel involved in performing brokerage functions related to the ATS must be properly licensed with FINRA and appropriate state securities regulators.

Further, operating an ATS, means that we also need to ensure compliance with relevant state laws, referred to as blue sky requirements. While states are preempted from many facets of initial offerings (e.g., in Regulation A) secondary offerings, the type that will occur on our ATS, are not pre-empted under state laws. Therefore, even though a security may be freely tradeable under federal laws, our ATS and issuers will need to comply with the blue sky requirements as well.

Special Purpose Broker Dealer Regulation

In December 2020, the SEC issued a Policy Statement where the SEC set forth its position that, for a period of five years, a broker-dealer meeting the conditions set forth below would not be subject to SEC enforcement action on the basis that the broker-dealer deems itself to have obtained and maintained physical possession or control of customer fully paid and excess margin digital asset securities:

•	The broker-dealer has access to the digital asset securities and the capability to transfer them on the associated distributed ledger technology;

•	The broker-dealer limits its business to dealing in, effecting transactions in, maintaining custody of, and/or operating an alternative trading system for digital asset securities; provided a broker-dealer may hold proprietary positions in traditional securities solely for the purposes of meeting the firm’s minimum net capital requirements under Rule 15c3-1, or hedging the risks of its proprietary positions in traditional securities and digital asset securities;

•	The broker-dealer establishes, maintains, and enforces reasonably designed written policies and procedures to conduct and document an analysis of whether a particular digital asset is a security offered and sold pursuant to an effective registration statement or an available exemption from registration, and whether the broker-dealer meets its requirements to comply with the federal securities laws with respect to effecting transactions in the digital asset security, before undertaking to effect transactions in and maintain custody of the digital asset security;

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•	The broker-dealer establishes, maintains, and enforces reasonably designed written policies and procedures to conduct and document an assessment of the characteristics of a digital asset security’s distributed ledger technology and associated network prior to undertaking to maintain custody of the digital asset security and at reasonable intervals thereafter;

•	The broker-dealer does not undertake to maintain custody of a digital asset security if the firm is aware of any material security or operational problems or weaknesses with the distributed ledger technology and associated network used to access and transfer the digital asset security, or is aware of other material risks posed to the broker-dealer's business by the digital asset security;

•	The broker-dealer establishes, maintains, and enforces reasonably designed written policies, procedures, and controls that are consistent with industry best practices to demonstrate the broker-dealer has exclusive control over the digital asset securities it holds in custody and to protect against the theft, loss, and unauthorized and accidental use of the private keys necessary to access and transfer the digital asset securities the broker-dealer holds in custody;

•	The broker-dealer establishes, maintains, and enforces reasonably designed written policies, procedures, and arrangements to: (i) specifically identify, in advance, the steps it will take in the wake of certain events that could affect the firm’s custody of the digital asset securities, including, without limitation, blockchain malfunctions, 51% attacks, hard forks, or airdrops; (ii) allow for the broker-dealer to comply with a court-ordered freeze or seizure; and (iii) allow for the transfer of the digital asset securities held by the broker-dealer to another special purpose broker-dealer, a trustee, receiver, liquidator, or person performing a similar function, or to another appropriate person, in the event the broker-dealer can no longer continue as a going concern and self-liquidates or is subject to a formal bankruptcy, receivership, liquidation, or similar proceeding;

•	The broker-dealer provides written disclosures to prospective customers: (i) that the firm is deeming itself to be in possession or control of digital asset securities held for the customer for the purposes of paragraph (b)(1) of Rule 15c3-3 based on its compliance with this SEC position; and (ii) about the risks of investing in or holding digital asset securities that, at a minimum: (a) prominently disclose that digital asset securities may not be “securities” as defined in SIPA-and in particular, digital asset securities that are “investment contracts” under the Howey test but are not registered with the SEC are excluded from SIPA’s definition of “securities” and thus the protections afforded to securities customers under SIPA may not apply; (b) describe the risks of fraud, manipulation, theft, and loss associated with digital asset securities; (c) describe the risks relating to valuation, price volatility, and liquidity associated with digital asset securities; and (d) describe, at a high level that would not compromise any security protocols, the processes, software and hardware systems, and any other formats or systems utilized by the broker-dealer to create, store, or use the broker-dealer’s private keys and protect them from loss, theft, or unauthorized or accidental use; and

•	The broker-dealer enters into a written agreement with each customer that sets forth the terms and conditions with respect to receiving, purchasing, holding, safekeeping, selling, transferring, exchanging, custodying, liquidating and otherwise transacting in digital asset securities on behalf of the customer.

Broker-dealers meeting these conditions are referred to in the Policy Statement as “Special Purpose Broker Dealers.”

We intend for Ohanae Securities to act as a “Special Purpose Broker Dealer”. In order to meet the requirements set forth in the Policy Statement to be considered a special purpose broker-dealer, Ohanae Securities’ business will be limited to transactions in digital asset securities. Ohanae Securities has filed a Continuing Membership Application (CMA) with FINRA to operate in this capacity, which is currently under review. As part of this process, Ohanae Securities is working towards establishing policies and procedures meeting the foregoing conditions.

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Transfer Agent Regulations

As a SEC registered transfer agent, we are required to comply with all applicable SEC rules, which predominantly includes the rules under Section 17A(c) of the Exchange Act. The requirements for transfer agents include:

•	minimum performance standards regarding tracking, recording and maintaining the official record of ownership of securities of a company and related recordkeeping and reporting rules;

•	timely and accurate creation of records for security holders; and

•	related safeguards and data security requirements for fraud prevention.

In addition, we are required to comply with various state corporate and securities laws as well as provisions of the Anti-Money Laundering (AML) regulations, Office of Foreign Assets Regulations (OFAC) and the Foreign Account Tax Compliance Act (FATCA).

Litigation

From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceeding.

The Company’s Property

We do not own any significant property. We are currently working remotely. We have a service agreement for our office space at 1460 Broadway, New York, NY 10036, which is a co-working space that currently serves as our headquarters. We also lease a co-working office space in Singapore.

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